UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
______________ SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
ENDEAVOUR INTERNATIONAL CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
29259G200
(CUSIP Number) Talisman Group Investments, L.L.C. 324 Royal Palm Way, Suite 229 Palm Beach, FL 33480
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

February 4, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 29259G200

1.	NAMES OF REPORTING PERSONS	Talisman Realty Capital Master, L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.61%
14.		TYPE OF REPORTING PERSON	PN

CUSIP NO. 29259G200

1.	NAMES OF REPORTING PERSONS	Talisman Group Investments, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.61%
14.		TYPE OF REPORTING PERSON	OO

CUSIP NO. 29259G200

1.	NAMES OF REPORTING PERSONS	The Talisman Group, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.61%
14.		TYPE OF REPORTING PERSON	OO

CUSIP NO. 29259G200

1.	NAMES OF REPORTING PERSONS	Talisman Family, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.61%
14.		TYPE OF REPORTING PERSON	OO

CUSIP NO. 29259G200

1.	NAMES OF REPORTING PERSONS	Jason Taubman Kalisman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.61%
14.		TYPE OF REPORTING PERSON	IN

CUSIP NO. 29259G200

Item 1.                 Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Endeavour International Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 811 Main Street, Suite 2100, Houston, Texas 77002.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Talisman Realty Capital Master, L.P., a Cayman Islands exempted limited partnership (the “TRC Master Fund”); (2) Talisman Group Investments, L.L.C., a Delaware limited liability company (the “Manager”); (3) The Talisman Group, L.L.C., a Delaware limited liability company (the “Holdco”); (4) Talisman Family, L.L.C., a Delaware limited liability company (the “InvestCo”); and (5) Jason Taubman Kalisman, a citizen of the United States.  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group.  In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of each of the Reporting Persons is 324 Royal Palm Way, Suite 229, Palm Beach, FL 33480.

(c) The principal occupation or employment of TRC Master Fund  is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.  The principal occupation or employment of the Manager is investment advisory services.  The principal occupation or employment of the Holdco is to serve as the managing member of various subsidiaries, including the Manager.  The principal occupation or employment of the InvestCo is to serve as the managing member of the Holdco.  The principal occupation or employment of Jason Taubman Kalisman is to serve as the managing member of the InvestCo.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TRC Master Fund is organized under the laws of the Cayman Islands.  The Manager, the Holdco and the InvestCo are each organized under the laws of the state of Delaware.  Jason Taubman Kalisman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Common Stock beneficially owned by the Reporting Persons is 7,620,570 for which aggregate consideration of $33,966,366 has been paid, consisting of (a) 2,000,000 shares of Common Stock, (b) 1,620,570 shares of Common Stock issuable upon conversion of the Issuer’s 5.5% Senior Notes due 2016 (the “Convertible Notes”), and (c) 4,000,000 shares of Common Stock issuable upon exercise of the Issuer’s options (the “Options”) that will be exercisable by the Reporting Persons within 60 days of February 19, 2014.  The source of the funds used to purchase the Common Stock, Convertible Notes and Options described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

CUSIP NO. 29259G200

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Issuer's Common Stock, Convertible Notes and Options (together, the “Issuer Securities”) are undervalued and represent attractive investment opportunities.  The Reporting Persons will continue to evaluate their investment in the Issuer Securities and may further purchase, hold, vote, trade, dispose or otherwise deal in the Issuer Securities at times and in such manner as they deem advisable.

The Reporting Persons have engaged, and hope to continue to engage, in discussions with the management and directors of the Issuer regarding opportunities for improving corporate governance and maximizing shareholder value.  Such discussions may include changes to the strategy, operations, capitalization, compensation practices and board composition of the Issuer.  The Reporting Persons may also discuss such matters with other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, however, take such actions in the future.

Item 5.	Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Common Stock in this Statement are based upon 48,820,570 shares of Common Stock outstanding , which includes 47,200,000 shares of Common Stock stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2013, and 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes.  The Reporting Persons may be deemed to beneficially own an aggregate of 7,620,570 shares of Common Stock (consisting of 2,000,000 shares of Common Stock, 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes, and 4,000,000 shares of Common Stock issuable upon exercise of the Options that will be exercisable by the Reporting Persons within 60 days of February 19, 2014), which constitutes 15.61% of the Common Stock, calculated in accordance with Rule 13d-3 under the Act.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TRC Master Fund beneficially owns 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Manager, as the investment advisor of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Holdco, which is the sole owner of the Manager, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The InvestCo, which is the sole owner of the Holdco, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Jason Taubman Kalisman, who is the managing member of the InvestCo, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

CUSIP NO. 29259G200
(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The following tables set forth all purchases and sales with respect to the Common Stock, Options and Convertible Notes effected during the past sixty (60) days by TRC Master Fund. All such purchases and sales of Common Stock, Options and Convertible Notes were effected in the open market, and the table includes commissions paid in per share prices.  Except with respect to the acquisition of the Convertible Notes and the Options described in Item 3 above and as set forth in Item 5, no other Reporting Persons effected any purchases or sales with respect to Common Stock during the past sixty (60) days.

Date	Type	Purchase or Sale	# of shares	Price per share
12/10/2013	Common Stock	Purchase	9,999	$4.52
12/20/2013	Common Stock	Sale	859,999	$5.02
12/23/2013	Common Stock	Purchase	350,000	$5.20
12/27/2013	Common Stock	Purchase	20,000	$5.03
12/30/2013	Common Stock	Purchase	25,000	$5.03
12/31/2013	Common Stock	Purchase	65,000	$5.26
1/3/2014	Common Stock	Purchase	2,300	$5.27
1/6/2014	Common Stock	Purchase	37,700	$5.48
1/31/2014	Common Stock	Sale	1,000,000	$6.56
2/3/2014	Common Stock	Purchase	136,000	$6.55
2/4/2014	Common Stock	Purchase	64,000	$6.53
2/5/2014	Common Stock	Purchase	619,045	$6.29
2/6/2014	Common Stock	Purchase	180,955	$6.50

Date	Type	Purchase or Sale	# of Options	Price per Option
12/20/2013	Options	Purchase	20,000	$0.70
1/31/2014	Options	Purchase	20,000	$1.56

CUSIP NO. 29259G200

Date	Type	Purchase or Sale	Face Amount	Price per Note
12/18/2013	Convertible Notes	Purchase	$3,000,000	$79.88
1/14/2014	Convertible Notes	Purchase	$2,000,000	$84.00
1/21/2014	Convertible Notes	Purchase	$1,000,000	$85.00
1/23/2014	Convertible Notes	Purchase	$1,000,000	$86.00
1/23/2014	Convertible Notes	Purchase	$2,500,000	$85.85
1/23/2014	Convertible Notes	Sale	$500,000	$86.00
1/24/2014	Convertible Notes	Purchase	$1,000,000	$86.00

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement dated as of February 10, 2014, by and among TRC Master Fund, the Manager, the Holdco, the InvestCo and Jason Taubman Kalisman.

CUSIP NO. 29259G200
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2014

TALISMAN REALTY CAPITAL MASTER, L.P.
By:	Talisman Group GP, L.L.C., its General Partner
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP INVESTMENTS, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

THE TALISMAN GROUP, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN FAMILY, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

CUSIP NO. 29259G200

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Mattress Firm Holding Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: February 10, 2014

TALISMAN REALTY CAPITAL MASTER, L.P.
By:	Talisman Group GP, L.L.C., its General Partner
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP INVESTMENTS, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

THE TALISMAN GROUP, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN FAMILY, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer